CUSIP No. M-26744-10-8	SCHEDULE 13D	Page 1 of 6 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed pursuant to
Rule 13d-2(a)

Crow Technologies 1997 Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.25 per share
(Title of Class of Securities)

M-26744-10-8
(CUSIP Number)

Zvi Fisher, Adv.
Cohen Lahat & Co.
28 Bezalel Street, Ramat Gan 52521, Israel
972-3-611-0611

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M-26744-10-8	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Shmuel Melman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 887,424
	8	SHARED VOTING POWER 2,292,123 [see note at Item 5 below]
	9	SOLE DISPOSITIVE POWER 887,424
	10	SHARED DISPOSITIVE POWER 2,292,123 [see note at Item 5 below]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 2,292,123
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.42%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. M-26744-10-8	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

(a)	Issuer: Crow Technologies 1977 Ltd. (“Crow”).

(b)	Shares: Ordinary Shares (the “Shares”), par value NIS 0.25 per share.

(c)	Address: 1 Azrieli Center, The Round Tower, Tel-Aviv 67021, Israel.

Item 2.	Identity and Background.

(a)	Shareholder: Mr. Shmuel Melman.

(b)	Address: 64 Pinkas Street Tel-Aviv.

(c)	Occupation: Director.

(d)	During the last five years, Mr. Melman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Melman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Israeli

Item 3.	Source and Amount of Funds or Other Consideration.

Personal Funds. For the amount of funds see Schedule I attached hereto.

Item 4.	Purpose of Transaction.

The transaction reported herein in Schedule I was consummated for investment purposes.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date of this Schedule 13D, there are 4,372,275 Shares outstanding. Shmuel Melman owns directly 887,424 Shares which are 20.3% of the Outstanding Shares of Crow.

(b)	Mr. Melman may be deemed the beneficial owner of additional 1,404,699 Shares by virtue of (1) a shareholders agreement by and between Melman, and two other shareholders of Crow (one shareholder, Sender Holdings, holds directly 156,976 Shares and the other shareholder, Adv. Asher Barak, as a Trustee, holds directly 1,066,666 Shares), according to which they shall vote together with regards to appointment of directors to the Board of Directors of Crow, and (2) by virtue of a voting right attached to 181,057 Shares of Shrem Fudim Kelner Technologies Ltd. (“SFKT”) which was assigned to Melman and Sender Holdings as part of the Change of Control Transaction – see Schedule I below.

CUSIP No. M-26744-10-8	SCHEDULE 13D	Page 4 of 6 Pages

(c)	According to subsections (b) above, Mr. Melman may be deemed the beneficial owner of a total of 2,292,123 Shares which are 52.42% of the Outstanding Shares of Crow.

(d)	Except as stated above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the Shares beneficially owned by Mr. Melman.

Note: The total of 2,292,123 Shares mentioned above was calculated based on the actual direct holdings of the abovementioned two other shareholders of Crow (Sender Holdings and Adv. Asher Barak, as a Trustee), and did not take into consideration any additional Shares which may be beneficially owned by such two shareholders of Crow, of which Melman has no knowledge.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

1)	An agreement with SFKT – see Item 5(b) above.

2)	The shareholders agreement mentioned in Item 5(b) above.

3)	Melman is also a party to a shareholders agreement, dated October 1999, by and among Gmull Investments Ltd., Melman, Crow and certain other shareholders of Crow named therein, according to which the parties thereto have agreed, among other things, to act for the election of one director on behalf of Gmull to Crow’s Board of Directors.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Melman and any person with respect to any securities of Crow, including but not limited to transfer or voting of any of the securities of Crow, finders’ fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

CUSIP No. M-26744-10-8	SCHEDULE 13D	Page 5 of 6 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2003

Shmuel Melman

CUSIP No. M-26744-10-8	SCHEDULE 13D	Page 6 of 6 Pages

Schedule I

SCHEDULE OF ACQUISITIONS

        Further to Crow’s report on Form 20-F dated as of July 15, 2003, and its report on Form 6-K dated as of November 18, 2003 Silverboim Holdings Ltd. (“Silverboim”), Crow’s then controlling shareholder, has closed a transaction, according to which it sold 763,924 Shares to Mr. Shmuel Melman. Prior to such transaction, Mr. Melman held 123,500 Shares. Together with the Shares purchased by Mr. Melman pursuant such transaction, Mr. Melman owns directly 887,424 Shares.

        As part of such transaction, Silverboim has assigned to Melman and Sender Holdings, the shareholders agreement by and among Silverboim and SFKT, pursuant to which SFKT has unilaterally and irrevocably granted Silverboim the voting rights attached to its Shares until December 28, 2003. Pursuant to such assignment Melman and Sender Holdings received the voting rights attached to 181,057 Shares of SFKT until December 28, 2003.